

November 15, 2013

Via E-mail
Mark S. Grewal
President and Chief Executive Officer
S&W Seed Company
25552 South Butte Avenue
Five Points, CA 93624

> **Re:**   **S&W Seed Company**
> **Registration Statement on Form S-3**
> **Filed October 21, 2013**
> **File No. 333-191819**

Dear Mr. Grewal:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please advise whether you believe you are eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3. If so, please provide us with your basis for that conclusion. To the extent that you do not meet that public float requirement and intend to rely instead upon General Instruction I.B.6 of Form S-3, please confirm to us that you are relying upon General Instruction I.B.6 of Form S-3. In that regard, please also confirm to us your understanding that you must include the information required by Instruction 7 to General Instruction I.B.6 on the prospectus supplement cover page each time a takedown from the shelf registration statement occurs.

2. Please file the legality opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comments upon review of the opinion.

Risk Factors, page 8

3. We note your disclosure in your Annual Report on Form 10-K for the year ended June 30, 2013 that you were not in compliance with two financial covenants under your credit agreement with Wells Fargo and that Wells Fargo had waived both defaults. Please include a risk factor to quantify the financial covenants that were breached, discuss the waiver obtained from Wells Fargo and demonstrate where the company currently stands with respect to satisfying such financial covenants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
        Mark A. von Bergen, Esq.